SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 000-32897
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                             CUSIP NUMBER 911460103
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                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
             [_] Form N-SAR

             For Period Ended: September 30, 2008
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     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

         For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

United Security Bancshares
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Full Name of Registrant


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Former Name if Applicable

2126 Inyo Street
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Address of Principal Executive Office (Street and Number)

Fresno, CA 93721
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City, State and Zip Code
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |   (a)   The reasons described in reasonable detail in Part III of this
        |         form could not be eliminated without unreasonable effort or
        |         expense;
        |
        |   (b)   The subject annual report, semi-annual report, transition
        |         report | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
[X]     |         portion thereof will be filed on or before the 15th calendar
        |         day following the prescribed due date; or the subject
        |         quarterly report or transition report on Form 10-Q, or portion
        |         thereof will be filed on or before the fifth calendar day
        |         following the prescribed due date; and
        |
        |   (c)   The accountant's statement or other exhibit required by Rule
        |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

United Security Bancshares (the "Company") is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the "2008 third quarter") with the Securities and Exchange Commission ("SEC") within the prescribed time period because the Company requires additional time to complete its consolidated financial statements for the 2008 third quarter. The volatility of the real estate markets has made it more difficult for the Company to determine the value of underlying real estate collateral of the Company's loans and the Company's adequacy of reserves for loan and lease losses requiring the Company and the Company's accountants to take additional time to complete the quarterly review of its financial information as reported on Form 10-Q.

The Company intends to file all documents required for its 10-Q filing within five (5) business days of the November 10, 2008 due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Ken Donahue - SVP/CFO                (559)         248-4943
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             (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [_] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           United Security Bancshares
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 10, 2008              By: /s/ Ken Donahue - SVP/CFO
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